   As filed with the Securities and Exchange Commission on - August 21, 1995


                                                Registration No. 33-60247
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               -----------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                WORLDCORP, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                                            94-3040585
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                             13873 Park Center Road
                                   Suite 490
                            Herndon, Virginia  22071
                                 (703) 834-9200
 (Name, address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                       ---------------------------------

                            T. Coleman Andrews, III
                     Chief Executive Officer and President
                                WorldCorp, Inc.
                       13873 Park Center Road, Suite 490
                            Herndon, Virginia 22071
                                 (703) 834-9200
              (Address, including ZIP code, and telephone number,
                   including area code, of agent for service)
                               ------------------
                                   Copies to:

                               ANDREW M. PAALBORG
                       Vice President and General Counsel
                                WORLDCORP, INC.
                       13873 Park Center Road, Suite 490
                            Herndon, Virginia  22071
                                 (703) 834-9200

    Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend and interest reinvestment plans, check the following box. [X]

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                                   WORLDCORP

                         -----------------------------

                                   PROSPECTUS

                         -----------------------------


                275,000 Shares of Common Stock ($1.00 par value)


     This Prospectus relates to (i) 25,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of WorldCorp, Inc. ("WorldCorp" and, together with its subsidiaries, the "Company"), issuable upon exercise of an option (the "Option") dated as of April 1, 1995 (with an exercise price of $4.56 per share) granted Patrick F. Graham, a director of WorldCorp and (ii) 250,000 shares of Common Stock issuable upon exercise of 250,000 warrants ("Warrants") issued to BNY Financial Corporation, a New York corporation ("BNYFC"), pursuant to the Warrant Agreement (the "Warrant Agreement") dated as of December 7, 1993 between WorldCorp and BNYFC. Each Warrant is exercisable for one share of Common Stock (a "Share") at an exercise price of $6.15 per share at any time until 5:00 p.m. on December 7, 1996, subject to adjustment as provided in the Warrant Agreement. Mr. Graham and BNYFC are referred to herein as the "Selling Shareholders".

     WorldCorp will not receive any proceeds from the sale of the Shares by the Selling Shareholders. The Shares are being offered for sale by the Selling Shareholders, and may be offered and sold in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Selling Shareholders" and "Plan of Distribution."

                           -------------------------

             See "Risk Factors" at Page 7 of this Prospectus for a
                 discussion of certain factors that prospective
                           investors should consider.

                           -------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Common Stock is listed on the New York Stock Exchange (Symbol: WOA), on which the last reported sales price on August __, 1995 was $______ per share.




            The date of this Prospectus is August _________, 1995.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. With respect to contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibits for a more complete description of the matters involved. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company and its predecessor, World Airways, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and reports, proxy statements and other information concerning the Company can be inspected at the NYSE at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference into this
Prospectus:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-5351) (the "1994 Form 10-K");

          (ii) the Company Form 10-K/A for the year ended December 31, 1994 (File No. 1-5351) filed on April 25, 1995;

          (iii) the Company's Proxy Statement dated April 20, 1995 in connection with the Company's Annual Meeting of Shareholders held on May 24, 1995 (File No. 1-5351);

          (iv) the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1995 (File No. 1-5351);

          (v) the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1995 (File No. 1-5351) (the "Second Quarter 10-Q");

          (vi) the Company's Form 8-K dated June 9, 1995 which includes the Prospectus filed by US Order, Inc. pursuant to Rule 424(b) under the Securities Act on June 5, 1995 (Registration No. 33-90978);

          (vii)  the Company's Form 8-K/A dated August 1, 1995 (File No. 1-
5351); and

          (viii) the description of the Company's Common Stock in the Registration Statement on Form 8-B filed June 9, 1987 under Section 12 of the Exchange Act, including any amendment or report for the purpose of updating that description (File No. 1-9591).

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a) and (c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon written or oral request, the Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered a copy of such documents referred to above which have been incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information incorporated by reference in this Prospectus). Requests for information should be directed to Andrew M. Paalborg, Vice President and General Counsel, WorldCorp, Inc., 13873 Park Center Road, Suite 490, Herndon, Virginia 22071 (telephone (703) 834-9200).

                                  THE COMPANY


     WorldCorp, a Delaware corporation, was organized in March 1987 to serve as the holding company for World Airways, Inc,. a Delaware corporation ("World Airways"), which was organized in March 1948 and is the predecessor to the Company. WorldCorp currently owns majority positions in companies that operate in two distinct business areas: air transportation (through World Airways) and transaction processing (through US Order, Inc. ("US Order")). WorldCorp's air transportation subsidiary, World Airways, is a leading worldwide provider of air transportation for commercial and government customers. US Order designs and develops products and services for two target markets: home banking and intelligent telecommunications network services.

     Pursuant to a Stock Purchase Agreement dated October 30, 1993, on February 28, 1994, WorldCorp sold 24.9% of its ownership in World Airways to MHS Berhad, a Malaysian aviation company ("MHS") for $27 million. Effective December 31, 1994, the Company increased its ownership in World Airways to 80.1% through the purchase of 5% of the World Airways common stock owned by MHS. On April 6, 1995 US Order filed a Registration Statement on Form S-1 under the 1933 Act (Registration No. 33-90978) (the "Registration Statement") to register shares of US Order common stock (the "US Order IPO"). The Registration Statement became effective on June 1, 1995. Of the 4,427,500 shares registered pursuant to the Registration Statement, 3,062,500 were issued and sold by US Order, and 1,365,000 shares were sold by WorldCorp. After the Offering WorldCorp received net proceeds of approximately $18.7 million from the sale of a portion of its ownership in US Order and approximately $10.2 million from US Order's repayment of debt and accrued dividends. Subsequent to the US Order IPO, WorldCorp owns 8,832,844 shares of US Order common stock, with a beneficial ownership of 59% in US Order.

     On August 8, 1995 WorldCorp announced that World Airways had filed a Registration Statement on Form S-1 (Registration No. 33-95488) with the Commission to register 2,900,000 shares (exclusive of the underwriters' overallotment option) of World Airways common stock (the "World Airways IPO"). Of the 2,900,000 shares to be registered, 2,000,000 are being issued and sold by World Airways, and 900,000 shares are being sold by WorldCorp. If the sale is successfully completed, WorldCorp, which currently owns 80% of World Airways shares, will use proceeds from the sale for general corporate purposes and will then own approximately 59% of World Airways. Approximately 12 million shares of World Airways Common Stock will be outstanding after the offering. No assurances can be given, however, with respect to the eventual outcome of this offering.

     The principal executive offices of WorldCorp are located at 13873 Park Center Road, Suite 490, Herndon, Virginia 22071. WorldCorp's telephone number is (703) 834-9200.


Airline Operations
------------------

       World Airways is a contract air carrier that generally charges customers based on a block hour basis rather than a per seat or per pound basis. A "block hour" is defined as the elapsed time computed from the moment the aircraft moves at its point of origin to the time it comes to rest at its destination. Fluctuations in flight revenues are not necessarily indicative of true growth because of shifts in the mix between full service contracts and basic contracts. Under the terms of full service contracts, World Airways is responsible for all costs associated with operating these contracts and receives a higher rate per hour. Under the terms of basic contracts, World Airways provides only certain services associated with the contract including aircraft, crews, insurance, and maintenance ("Basic Contracts"). World Airways typically charges a lower rate per hour for Basic Contracts since the customer is responsible for other operating costs. For this reason, it is important to measure pure growth through block hours flown rather than actual revenues earned. Typically, U.S. military contracts are full service contracts where the rate paid is set annually and consists of all flying costs, including fuel and ground handling of the aircraft and cargo. World Airways operates in four core markets: wet lease, cargo, passenger charter and military. In the scheduled passenger business, the Company will consider entering only those markets that it believes (i) are well suited to the competitive advantages of the Company's long-range, wide-body aircraft, (ii) have prospects for rapid growth, and (iii) have high barriers to entry. After determining that the market between New York and Tel Aviv met these criteria, the Company commenced scheduled passenger service in this market in July 1995. World Airways currently operates eleven wide-body MD-11 and DC10-30 aircraft in long-range international markets.

     Airline operations accounted for 100% of the Company's operating revenue and operating income in 1986 through 1991. In 1992 through 1994, revenue from other business areas represented less than 1% of the Company's total operating revenues.


US Order
--------

     Home banking allows consumers to pay bills, check account balances and receive other bank information from their homes. Intelligent network services allow consumers to send and receive text information from a smart telephone, which is a telephone with a central processing unit, an integrated display screen and memory. In the home banking market, US Order expects to generate revenues from (i) royalties from Visa International Service Association

("Visa"), (ii) sales to banks of voice response systems with software that supports touch-tone bill payment applications, and (iii) monthly fees for bank-branded customer service supporting electronic bill payment customers. In the intelligent network services market, US Order expects to generate revenues from
(i) royalties from sales to customers of its smart telephones through Colonial Data Technologies Corp. ("Colonial Data") and (ii) sales of smart telephone-based interactive applications such as catalog shopping and national directory assistance. US Order intends to introduce additional intelligent network services on its new smart telephone, the Falcon, which US Order expects to introduce at the end of 1995.

     On June 8, 1995 US Order concluded the public offering of 4,427,500 shares of common stock at a price of $14.75 per share. Of the common stock sold, 3,062,500 shares were sold by US Order and 1,365,000 shares were sold by WorldCorp.

     Proceeds to US Order from the offering were used to repay indebtedness, to convert preferred stock into common stock and to redeem certain equity securities, and will be used by US Order for general corporate purposes including product development, working capital, the financing of operating losses, capital expenditures, and possible international expansion.

     Visa Transaction

     In August 1994, US Order sold its bill payment operations and technology (the "Visa-Bill-Pay System") to Visa for cash and the right to receive future royalties generated by customers using the Visa-Bill-Pay System during a 72-month period. US Order recognized a one-time non-operating gain of $14.5 million from the sale. In addition, Visa designated US Order as a "preferred provider" through the royalty period and as such will make its member banks aware that US Order can provide certain of its interactive applications, customer support services and smart telephones to Visa member banks, with Visa acting as a direct marketer and reseller. As a result of the Visa transaction, US Order is in the process of converting its current home banking customer base over to Visa member banks and by the end of 1995 expects to be offering its services strictly on a wholesale basis to Visa and other strategic partners. In January 1995, US Order entered into a strategic alliance with a leading manufacturer of CallerID units, Colonial Data, to jointly develop and distribute the Company's next generation of smart telephones to the telecommunications industry.

     To date, US Order has generated limited revenue. As a result of its new strategic relationships in the home banking and telecommunications industries, US Order no longer offers its services directly to the end user but, instead, markets its products and services on a wholesale basis. This shift in strategy has reduced the Company's overall cost structure, in particular its expenditures for advertising and promotion, while improving its distribution channels. Due to this change in US Order's strategy, US Order expects that its sources of revenues in 1995 and the future, and the costs it incurs to generate such revenues, will differ from its results prior to 1995.

     As a result of the strategic change in US Order's business focus, it anticipates that in the future it will generate revenue by selling its products such as smart telephones and voice response systems as well as by generating monthly fees for providing ongoing services, including interactive applications and customer support services. In addition, commencing January 1, 1995, through December 31, 2000, US Order will have the right to receive on a quarterly basis from Visa $0.66 per month per active retail bill pay customer that uses the Visa Bill-Pay System, subject to certain limitations (the "Royalty Period'). US Order does not expect to receive any Visa royalty payments in 1995. See "Risk
                                                                     ---
Factors - US Order Risk Factors -- Reliance on Visa Royalty Payments." US Order's strategy is to sell its smart telephones and voice response systems pursuant to a market penetration pricing strategy designed to build an installed based of subscribers who are potential sources of monthly fee revenue.

                                  RISK FACTORS

     Prospective investors should carefully consider the following matters, together with the other information contained or incorporated by reference in this Prospectus, in evaluating the Company and its business before making an investment decision.


Substantial Financial Leverage and Commitments; Stockholders' Deficit
---------------------------------------------------------------------

     The Company is highly leveraged, primarily due to losses sustained by World Airways' scheduled operations between 1979 and 1986, debt restructurings in 1984 and 1987 and the losses the Company incurred in 1990, 1992 and 1993. In addition the Company had operating losses of $18.7 million in 1994. The losses are reflected in the Company's retained common stockholders' deficiency, which was $88.2 million at December 31, 1994 and $39.7 million at June 30, 1995.
At June 30, 1995, the Company had total long-term indebtedness of approximately $105.5 million with notes payable and current maturities of long term obligations of $26.8 million (see Notes 11 and 12 of the Company's Notes to Consolidated Financial Statement in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1994). World Airways was not in compliance with its debt covenants under the revolving line of credit at December 31, 1994, but obtained a waiver of these covenants from the lender. In 1995, World Airways amended this agreement to adjust certain covenants beginning in the first quarter of 1995. World Airways was in compliance with these covenants at June 30, 1995. No assurances can be given that World Airways will meet these revised covenants or, if required, obtain the required waivers.


     World Airways has substantial long-term aircraft lease obligations. For a discussion of such lease obligations, see the information set forth under the heading "Operating Leases" in Note 12 of the Company's Notes to Consolidated Financial Statement and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the 1994 Form 10-K and the Second Quarter 10-Q. These leases, however, are not guaranteed by WorldCorp. At December 31, 1994, the Company's working capital (current assets less current liabilities) was a negative $33.9 million and the Company's current ratio (the ratio of current assets to current liabilities) was less than one.

     In October 1992 and January 1993, World Airways signed a series of agreements to lease seven new MD-11 aircraft for initial lease terms of two to five years renewable for up to 10 years (and in the case of one aircraft, for 13 years) by the Company with increasing rent costs. As of June 30, 1995, World Airways has taken delivery of all seven aircraft consisting of four passenger MD-11 aircraft, one freighter MD-11, and two convertible MD-11s. As part of the lease agreements, World Airways was assigned purchase options for four additional MD-11 aircraft. In 1992, World Airways made non-refundable deposits of $1.8 million toward four of the option aircraft. The options exercise dates currently expire on October 31, 1995, with scheduled aircraft delivery dates beginning no earlier than 1996. If the aircraft are purchased, World Airways intends to seek external financing for any such purchase. There can be no assurance, however, that World Airways will be able to obtain such financing.

     World Airways maintains three long-term DC10-30 aircraft leases with terms expiring in 1997, 1998, and 2003. In addition, the Company has entered into two short-term DC10-30 aircraft leases which will expire in the third quarter of 1995. World Airways may choose to lease additional DC10-30 aircraft primarily to meet peak demand requirements.

     World Airways spent $9.8 million to purchase spare parts and to make cash security deposits for MD-11 integration in the first six months of 1995.
World Airways estimates that its required capital expenditures for MD-11 integration will be approximately $4.1 million for the remainder of 1995. In August 1995, World Airways expects to complete an agreement for a $10.6 million spare parts loan with a financial institution. Approximately $2.6 million of this loan will be used to pay off the remaining balance of a prior spare parts loan and approximately $2.2 million will be used to purchase additional spare parts for MD-11s required in the second half of 1995. The balance of the loan will be used to increase cash balances which were drawn down during the first half of 1995 to purchase MD-11 spare parts. In addition, World Airways intends to purchase a spare engine in the first quarter of 1996. The engine will cost approximately $8.0 million. World Airways has a commitment for the purchase from the engine manufacturer to finance 80% of the purchase price over a seven-year term with an interest rate to be fixed at time of delivery.

     In addition, World Airways is negotiating for the lease of two additional MD-11 aircraft beginning in the first quarter of 1996 to provide additional capacity for growth opportunities. If World Airways enters into a lease agreement with respect to such additional MD-11 aircraft, World Airways estimates that it will require approximately $6.4 million for additional spare parts and $8.0 million for an additional spare engine in the first quarter of 1996. World Airways would seek financing for any of these expenditures. No assurances can be given, however, that World Airways will take delivery of the above-mentioned aircraft or obtain financing necessary to make the associated spare parts purchases.

     World Airways began a scheduled service between New York and Tel Aviv in July 1995. World Airways anticipates that working capital requirements will be approximately $1.0 million through the end of 1995 in connection with this scheduled service.

     At June 30, 1995, WorldCorp had parent company repayment obligations for the remainder of 1995 totaling $12.6 million, consisting primarily of an $8.5 million (excluding interest thereon) note payable to MHS due in December 1995 and approximately $4.1 million of annual debt service on subordinated notes and debentures. WorldCorp intends to satisfy these obligations with its current cash reserves.

     All of WorldCorp's funds are generated by its subsidiaries or through periodic sales by WorldCorp of a portion of its stock ownership in such subsidiaries, (such as the sale of 19.9% of World Airways to MHS, and the US Order IPO and the World Airways IPO). The ability of WorldCorp and its subsidiaries to pay principal and interest on their respective short and long-term obligations is substantially dependent upon the payment to WorldCorp of dividends, interest or other charges by its subsidiaries, upon funds generated by the operations of the subsidiaries, secured borrowings and other financings from banks and other lenders or from proceeds from sales of stock of its subsidiaries.

     The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired;
(ii) the Company's degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and
(iii) the Company's financial position may restrict its ability to exploit new business opportunities and limit its flexibility in responding to changing business conditions. The Company's competitive position could also be affected by the fact that it may be more highly leveraged than some of its competitors.


Possible Effects of Litigation Against the Company
--------------------------------------------------

     On August 11, 1992, WorldCorp, World Airways, and certain other commercial paper customers of Washington Bancorporation ("WBC") were served with a complaint by WBC as debtor-in-possession by and through the Committee of Unsecured Creditors of WBC (the "Committee"). The complaint arises from investment proceeds totaling $6.8 million received by WorldCorp and World Airways from WBC in May 1990 in connection with the maturity of WBC commercial paper. The Committee seeks to recover this amount on the grounds that these payments constituted voidable preferences and/or fraudulent conveyances under the Federal Bankruptcy Code and under applicable state law. On June 9, 1993, WorldCorp filed a motion to dismiss the litigation and intends to vigorously contest liability. The Company believes it has substantial defenses to this action, although no assurance can be given of the eventual outcome of this
litigation.   Depending on the timing of the resolution of
this claim, if the Committee were successful in recovering the full amount claimed, the resolution could have a material adverse effect on the Company's financial condition.

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these other matters will not have a material adverse effect on the Company's financial position.

Shares Available for Future Sale; Sales by the Selling Shareholder
------------------------------------------------------------------

     As of June 9, 1995, there were 15,905,961 Shares of Common Stock of WorldCorp outstanding, including 302,278 Shares issued to the founders of US Order in connection with the Company's 1995 increase in its US Order ownership position. In addition, as of May 31, 1994, 361,401 Shares of Common Stock were held for the account of Scott & Stringfellow, Inc., the pledgee of the Shares under a loan to the WorldCorp Employee Savings and Stock Ownership Plan. As of March 31, 1995, there were an additional 2,796,098 warrants and options outstanding, principally to management of WorldCorp exercisable for shares of Common Stock, of which 2,166,376 warrants and options had vested, at a weighted average exercise price of $5.58 per share. In addition, a total of approximately 5,877,034 shares of Common Stock would be issued if all of the outstanding 7% Convertible Debentures (as hereinafter defined) were converted.

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, including sales available under this Prospectus or the availability of shares for future sale (including shares issuable upon the exercise of warrants, options, or the 7% Convertible Debentures), will have on the market price of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock. See "Plan of Distribution" and "Selling Shareholders."


Airline Risk Factors
--------------------

     Dependence Upon Key Customers. World Airways' business relies heavily on its contracts with Malaysian Airline System Berhad ("Malaysian Airlines"),
P.T. Garuda Indonesia ("Garuda Indonesia") and the U.S. Air Force. These customers provided approximately 42%, 23% and 14% of revenues, respectively, and 42%, 22% and 9% of total block hours, respectively, during the first six months of 1995. These customers provided approximately 18%, 18% and 22% of World Airways' revenues, respectively, in 1994 and 23%, 20% and 14% of total block hours, respectively, in 1994. As a result of new multi-year contracts with Malaysian Airlines, World Airways expects that Malaysian Airlines will provide a larger percentage of World Airways' revenues in the future. Approximately 89% of World Airways' contract backlog of $465 million at June 30, 1995 is attributable to the Malaysian Airlines contracts. The loss of any of these contracts or a substantial reduction in business from any of these three customers, if not replaced, would have a material adverse effect on World Airways' and the Company's financial condition and results of operations.

     Geographic Concentration. World Airways derives a significant percentage of its revenues and block hours from its operations in Southeast Asia and the Middle East primarily as a result of its contracts with Malaysian Airlines and Garuda Indonesia. While the Company believes Southeast Asia and the Middle East are growth markets for air transportation, any economic decline or any military or political disturbance in these areas may interfere with World Airways' ability to provide service in these areas and could have a material adverse effect on World Airways' financial condition and results of operations.

     Operating Losses. While World Airways was profitable each year from 1987 through 1992 and in the first six months of 1995, it sustained operating losses in 1993 and 1994 of $7.3 million and $5.2 million, respectively, and net losses of $9.0 million in each of these two years. There can be no assurance that World Airways will be able to sustains its current profitability.

     Employee Relations. The collective bargaining agreement between World Airways and the International Brotherhood of Teamsters (the "Teamsters") on behalf of World Airways flight attendants expired in 1992. The parties exchanged their opening contract proposals in 1992 and have had numerous contract negotiation sessions. The outcome of the negotiations with the flight attendants cannot be determined at this time. The inability to reach an agreement upon terms favorable to World Airways could have a material adverse effect on World Airways. World Airways' flight attendants also recently challenged the use of foreign flight attendant crews on World Airways' flight for Malaysian Airlines and Garuda Indonesia, which has historically been World Airways' operating procedure. World Airways is contractually obligated to permit its Southeast Asian customers to deploy their own flight attendants. The arbitration on this issue is scheduled for October 1995. While World Airways intends to contest this matter vigorously, an unfavorable ruling for World Airways could have a material adverse effect on World Airways and the Company.


     Ability to Manage Growth. World Airways is currently experiencing rapid growth in its existing operations and intends to enter new markets. If World Airways' management is unable to manage this growth, World Airways' results of operations may be adversely affected. World Airways' entrance into new markets requires additional skilled personnel and distribution capability. An inability to hire skilled personnel or to develop its distribution capability may also adversely affect World Airways' ability to operate profitably in its new markets.

     Effect of Offering on World Airways' NOLs. As of December 31, 1994, World Airways had net operating loss carryforwards ("NOLs") for federal income tax purposes of $110.9 million ($72.6 million of which is subject to a $6.3 million annual limitation as a result of an ownership change of the Company for tax purposes in 1991). These NOLs, if not utilized to offset taxable income in future periods, will expire between 1997 and 2009. While the Company believes that World Airways IPO will not cause an ownership change, the application of the Internal Revenue Code of 1986, as amended (the "Code"), in this area is subject to interpretation by the Internal Revenue Service (the "IRS'). If future transactions in the capital stock of WorldCorp, or World Airways, combined with the effect of the World Airways IPO, result in an ownership change for tax purposes, then the use of these NOLs in future years would be further limited. In the event that more than $5.2 million of the outstanding convertible debentures of the Company are converted into Company common stock, the Company believes an ownership change will occur. In addition, there can be no assurance that operations of World Airways will generate taxable income in future years so as to realize a tax benefit from its NOLs. The NOLs are subject to examination by the IRS and, thus, are subject to adjustment or disallowance resulting from any such IRS examination. In addition to the ownership change that may occur upon the conversion of the Company debentures, it is possible that additional ownership changes of World Airways may occur in the future and may result in the imposition of a lower annual limitation on World Airways' NOLs existing at the time of any such ownership change. Accordingly, the unrestricted availability of the Company's currently existing or future NOLs should not be assumed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes," in the Second Quarter 10-Q.

     Operations Dependent upon Limited Fleet. Each of the MD-11 and DC10-30 aircraft in World Airways' existing fleet is to a large extent contractually dedicated by World Airways to the service of one or more customers, with limited aircraft available to provide back-up capability. Therefore, in the event one or more of World Airways' aircraft were to be lost or out of service, World Airways might have difficulty fulfilling its obligations under one or more of these contracts, if it were unable to obtain substitute aircraft. As is customary in the airline business, World Airways has no business interruption insurance. Any extended interruption of World Airways operations due to the loss, or unavailability due to unscheduled servicing or repair, or lack of availability of substitute aircraft could have a material adverse effect on the Company. Also, as World Airways enters into additional agreements to use its aircraft fleet on a year-round as opposed to seasonal basis, World Airways will have fewer aircraft available to meet the peak seasonal demands for its traditional customers such as Garuda Indonesia for the Hadj pilgrimage and the U.S. Air Force for short-term expansion flying. To continue to meet the peak seasonal demand requirements of its customers, World Airways will have to acquire additional aircraft on short-term leases. There can be no assurances, however, that reliable aircraft will be available for such leases or, if such aircraft are available, that World Airways will be able to lease such aircraft on favorable terms.

     Limitation on Voting by Foreign Citizens. Under applicable regulatory restrictions, no more than 25% of the voting stock of World Airways can be owned or controlled, directly or indirectly, by persons who are not U.S. citizens ("Foreign Citizens"). World Airways' Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of Foreign Citizens unless such shares are registered on a separate stock record (the "Foreign Stock Record"). MHS will own approximately 16.6% of the outstanding shares of Common Stock upon completion of the World Airways IPO. No shares of Common Stock owned by Foreign Citizens will be registered on the stock records of World Airways to the extent that the aggregate ownership by Foreign Citizens reflected in the Foreign Stock Record exceed 25% of World Airways' outstanding shares of Common Stock.

     Reliance on Others. World Airways has entered into agreements with contractors, including other airlines, to provide certain facilities and services required for its operations, including all of World Airways' off-wing engine maintenance and most airframe maintenance. World Airways has also entered into agreements with contractors to provide ground handling and personnel training. World Airways will likely enter into similar agreements in any new market it serves. Although World Airways believes that there are many advantages to outsourcing these activities, World Airways' reliance on others to provide essential services to it could have an adverse impact on World Airways and the Company's financial condition, results of operations and operating performance because the efficiency, timeliness and quality of the contract services World Airways receives are not entirely within its control.

          Risks Related to the Air Transportation Industry

     Cyclical Nature of Air Carrier Business. World Airways operates in a challenging business environment. The air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience severe and adverse financial results during general economic downturns and can be adversely affected by unexpected global political developments. The financial results of air cargo carriers are also adversely affected by general economic downturns due to the reduced demand for air cargo transportation. In recent years, the combination of a generally weak global economy and the depressed state of the air transportation industry has adversely affected World Airways' operating performance. Although World
Airways recently has experienced growth in demand, such that World Airways has increased block hours flown by 26% in the first six months of 1995 compared to the first six months of 1994 and 13% in 1994 over 1993, there can be no assurance that this growth will continue.

     Competition. The air transportation industry is highly competitive. Certain of the passenger and cargo air carriers against which World Airways competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to World Airways.

     World Airways' ability to provide service in certain foreign markets in the future may depend in part on the willingness of the U.S. Department of Transportation (the "DOT") to allocate limited traffic rights to World Airways rather than to competing U.S. airlines, including major scheduled passenger carriers capable of carrying greater passenger traffic, and the approval of the applicable foreign regulators. There can be no assurance that World Airways will be able to obtain the traffic rights it seeks in expanding its business.


     The allocation of military air transportation contracts by the U.S. Air Force is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements that have larger partners than those sponsored by World Airways, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of World Airways' current partners could adversely affect the size of the U.S. Air Force contracts, if any, which are awarded to World Airways in future years.

     In the passenger airline market, World Airways generally competes on the basis of price, quality of service, including on-time reliability and in-flight service and convenience. Many of World Airways' competitors in the passenger airline market (both scheduled and non-scheduled passenger air carriers) compete for passengers in a variety of ways. During periods of dramatic fare cuts by World Airways' competitors, World Airways may be forced to respond with reduced pricing, which could have a material adverse effect on World Airways' revenues and results of operations. World Airways also competes directly against charter airlines, some of which are substantially larger than it, and certain of which are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including exclusive or preferential relationships with affiliates that are tour operators.

     The Company believes that the most important bases for competition in the air cargo business are the payload and cubic capabilities of the aircraft, and the price, flexibility, quality and reliability of the cargo transportation service. Competitors in the cargo market include all-cargo carriers, such as Atlas Air, Inc. and Polar Air Cargo, and scheduled and non-scheduled passenger carriers which have substantial belly cargo capacity.

     Government Regulation. World Airways is subject to government regulation and control under U.S. laws and the laws of the various countries which it serves. It is also governed by bilateral services agreements between the U.S. and the countries to which World Airways provides airline service. Under bilateral air services agreements between the U.S. and many foreign countries, traffic rights in those countries are available to only a limited number of, and in some cases only one or two, U.S. carriers and are subject to approval by the applicable foreign regulators.

     World Airways is subject to the Federal Aviation Act of 1958, as amended (the "Aviation Act"), under which the DOT and the Federal Aviation Administration (the "FAA") exercise regulatory authority. Generally, the FAA has regulatory jurisdiction over flight operations, including equipment, personnel, maintenance and other safety matters. To assure compliance with its operational standards, the FAA requires air carriers to obtain operating, airworthiness and other certificates, which may be suspended or revoked for cause. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. The DOT maintains authority over international aviation, subject to review by the President of the United States, and has jurisdiction over unfair trade practices and consumer protection policies on international routes and fares. Additionally, foreign governments assert jurisdiction over air routes and fares to and from the U.S., airport operation rights and facilities access.

     While World Airways believes it is currently in compliance in all material respects with all appropriate standards and has all required licenses and authorities, any material non-compliance by World Airways therewith or the revocation or suspension of licenses or authorities could have a material adverse effect on World Airways and the Company.

     Insurance Coverage and Expenses. World Airways is exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. World Airways is required by the DOT to carry liability insurance on each of its aircraft. World Airways currently maintains public liability insurance in the amount of $750 million per occurrence. Although World Airways believes its current insurance coverage is adequate given the current industry climate, there can be no assurance that the amount of such coverage will not be changed or that World Airways will not bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on World Airways and the Company. World Airways' insurance policies impose certain geographical restrictions on where World Airways may provide airline service, including for example, Iran and Iraq. In addition, World Airways' insurance expenses could significantly increase if World Airways were to provide service to destinations where military action is taking place. Any such increases in expenses could have a material adverse effect on World Airways and the Company. World Airways believes it is covered by insurance consistent with industry practice.

     Aviation Fuel. The air transportation industry in general is affected by price and availability of aviation fuel. Both the cost and availability of aviation fuel are subject to many economic and political factors and events occurring throughout the world and remain subject to the various unpredictable economic and market factors that affect the supply of all petroleum products. The price of fuel has not historically had a significant impact on World Airways' operations because in general, World Airways' contracts with its customers limit World Airways' exposure to increases in fuel prices. However, a substantial increase in the price or the unavailability of aviation fuel could have a material adverse effect on the air transportation industry in general and on the financial condition and results of operations of World Airways and the Company.


US Order Risk Factors
---------------------

     Minimal Revenues; History of Losses

     US Order did not introduce its first commercial product until 1991 and accordingly has a limited operating history. To date, US Order has generated minimal operating revenues, has incurred significant losses and has experienced a substantial negative cash flow. US Order had an accumulated deficit as of June 30, 1995 of approximately $19.1 million, with operating losses of $6.6 million, $10.5 million and $10.2 million for the years ended December 31, 1992, 1993 and 1994, respectively, and an operating loss of $2.7 million for the six months ended June 30, 1995. To date, US Order has generated limited revenues from the sale of its products and services. US Order expects to incur operating losses at least into 1996, at decreasing levels. There can be no assurance that US Order will be able to achieve profitability and, if achieved, sustain such profitability, nor can there be any assurance as to when such profitability might be achieved. US Order is subject to all of the risks inherent in the establishment of a new business enterprise.

     Developing Marketplace

     Home banking and intelligent network services are developing markets. Consumer preferences in interactive technologies are difficult to predict. US Order's future growth and profitability will depend, in part, upon consumer acceptance of electronic home banking and smart telephone technologies and a significant expansion in the consumer market for telephone-based interactive applications technologies. Even if these markets experience substantial growth, there can be no assurance that US Order's products and services will be commercially successful or benefit from such growth. US Order commenced operations in 1991 with an emphasis on grocery shopping applications. US Order subsequently discontinued its grocery shopping applications and now focuses on home banking and telecommunications.

     Early Stage Products and Services

     The continued development of the marketplace for US Order's products and services will depend in part upon its ability to create and develop additional interactive applications for its technologies. Many of US Order's interactive products and services, including its smart telephones, are in the early stages of development or marketing, and are subject to the risks inherent in the development and marketing of new products and services. Many of US Order's competitors, including Philips Home Services, Inc. ("Philips") and Northern Telecom Ltd. ("Northern Telecom"), have already introduced smart telephones which include technological features incorporated in US Order's PhonePlus product. US Order's Falcon product incorporates newer digital signal processing technology. Although US Order is currently unaware of any efforts by its competitors to deploy digital signal processing technology in their smart telephones, US Order expects that its competitors will attempt to replicate the Falcon digital signal processing design if it is commercially successful. US Order is discontinuing its ScanFone smart telephones in anticipation of the introduction of its PhonePlus and Falcon smart telephones. US Order has not completed the sale of a substantial number of PhonePlus smart telephones and is still developing its fourth-generation smart telephone, the Falcon. US Order's risks include competition from banks, electronics manufacturers, telecommunications companies, computer software and data processing companies and technology or service companies, failure of its products to attain widespread acceptance in the marketplace, and the development of unforeseen design or engineering problems with its products and applications. There can be no assurance that these or other risks associated with new product and service development will not occur. The occurrence of one or more of these risks could have a material adverse effect on US Order's financial condition and operating results.

     Dependence on Strategic Alliances

     US Order's business strategy is to sell products and services that support and enhance home banking and intelligent network services primarily through a strategic alliance in each of these two marketplaces. Its success in each area depends both on the ultimate success of these partners as well as on the ability of its partners to successfully market US Order's products and interactive applications. Therefore, US Order's success in home banking will depend not only on growing consumer acceptance of home banking but also on the success of Visa Interactive, Inc. ("Visa Interactive'), (the wholly-owned subsidiary of Visa formed to participate in the home banking market), in having the Visa Bill-Pay System become a widely accepted industry standard. Failure by US Order to complete its strategic alliance strategy or failure of US Order's strategic partners to successfully develop and sustain a market for US Order's products and services would adversely affect US Order's overall performance.

     Although US Order views its alliances as a key factor in the development and commercialization of its technologies, there can be no assurance that these industry partners view their alliance with US Order as significant for their own businesses or that they will not reassess their commitment to US Order at any time in the future. Colonial Data, US Order's strategic ally in the telecommunications industry, can terminate its agreement with US Order if US Order's Falcon smart telephone is not available for commercial distribution by April 1, 1996. Visa can also, under certain circumstances, abandon the Visa Bill-Pay System (the use of which will generate royalties for US Order) if it determines it is necessary to do so for commercial reasons, and specifically not to avoid its obligation to pay royalties, and advises US Order in writing of such a determination. Visa may only replace it with a system that is materially different than the Visa Bill Pay System and does not use any significant portion of the Visa Bill Pay System, its source code or documentation. The ability of the alliance members to incorporate US Order's products and services into successful commercial ventures will depend, in part, on US Order's ability to continue to successfully upgrade and develop new technologies. There can be no assurance that US Order will be able to comply with future specification and delivery schedule requirements regarding its technologies. US Order's inability to meet such requirements would delay the ongoing development of services utilizing its technologies and could result in the strategic alliance partners seeking alternative technologies for use in their products and services, which would have a material adverse impact on US Order.

     Reliance on Visa Royalty Payments

     US Order sold its electronic banking and bill payment operation to Visa on August 1, 1994, for approximately $15 million in cash, the assumption of certain liabilities and a 72-month royalty obligation commencing January 1, 1995 and ending December 31, 2000 (the "Royalty Period"). Visa subsequently transferred these assets to Visa Interactive. The royalty obligation is based on the number of customers who use the Visa Bill-Pay System during the Royalty Period. The royalty will apply only if the means by which a customer makes an electronic bill payment involves the use of a significant portion of the Visa Bill-Pay System.

     Royalties to US Order are calculated and paid by Visa Interactive quarterly during the Royalty Period. Because the amount of the royalties to US Order is dependent upon the number of customers that use the Visa Bill-Pay System on a monthly basis during the Royalty Period, US Order cannot provide any assurances of the amount of royalties, if any, that will be payable by Visa Interactive to US Order. The royalty payment will be reduced for each quarter through December 31, 1997 by an offset amount (the "Visa Offset") which is initially set at $73,315. If the royalty payment that would otherwise be due in respect of a quarter is smaller than the offset amount for the quarter, no royalty payment will be made to US Order, and the difference between $73,315 and the royalty otherwise due will increase the size of the Visa Offset for the next quarter. The aggregate amount of the Visa Offset is $879,780. US Order does not expect to receive any royalty revenues from Visa in 1995 due to the Visa Offset. In addition, after a Visa member bank commits to use the Visa Bill-Pay System, there can be an extended technical and marketing roll-out period before US Order begins to earn royalty revenues. At present, only three banks have begun such a technical and marketing roll-out in small limited markets. These banks have successfully enrolled in their home banking program only 2,000 customers. These banks have over a million customers in the aggregate, although the US Order estimates that a substantial majority of them have not been solicited at this time regarding this program. There can be no assurances as to the banks' ultimate success with this program. Failure to receive significant royalties from Visa Interactive during the Royalty Period would have a material adverse effect upon US Order's future prospects, assets, financial condition and liquidity. US Order does not expect to begin receiving royalties under the Visa Bill Pay System until 1996.

     In addition, under the terms of its agreement with Visa, Visa Interactive is not obligated to pay royalties to US Order for active bank customers who utilize home banking and bill payment technology independently developed by Visa Interactive. If Visa Interactive independently develops or acquires its own home banking and bill payment technology which does not use or build upon US Order's technology, this could have a material adverse effect on the amount of royalties payable by Visa Interactive to US Order.

     As a condition of Visa's acquisition of US Order's bill payment and banking operation, US Order has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its affiliates. These covenants may increase US Order's reliance upon Visa.

     Although Visa must make its members aware of the preferred provider status of US Order and its products and services, Visa is under no obligation to guarantee any minimum purchases by it or any of its members of any such US Order products and services. Because of US Order's status as a preferred provider, Visa Interactive makes its customers aware of US Order's ability to provide customer support services and US Order provides such services at predetermined prices and established standards during the Royalty Period. US Order's dependence on Visa, and the terms of the agreement between the parties, may have a material adverse effect on US Order.

     Competition

     The market for interactive products and services is highly competitive and subject to rapid innovation and technological change, shifting consumer preferences and frequent new product introductions. In addition to competing with other companies that provide smart telephones, including Philips, Northern Telecom and AT&T Corp., US Order also faces increasing competition from other emerging interactive applications delivered through personal computers and cable television, including developing transactional services offered by Microsoft Corp., Intuit, Inc., Electronic Data Systems, Inc. and other software companies. US Order expects competition to increase in the future from existing and new competitors, possibly including telecommunications companies. Established on-line information services, including America Online Inc. and Prodigy Services Company, offer competing home banking and other services delivered through home computers. In addition, several banks including Citibank, N.A. and The Huntington National Bank, have developed home banking products for their own customers and, in the future, may offer these services to other banks. Most of US Order's primary current and potential competitors in the market for its products have substantially greater financial, marketing and technical resources than US Order. US Order believes that potential new competitors, including large multimedia and information systems companies, are increasing their focus on interactive transaction processing. Increased competition in the market for US Order products and services could materially and adversely affect US Order's results of operations through price reductions and loss of market share. Additionally, US Order's customers, including its strategic partners, face competition from other resellers of interactive applications. For example, MasterCard International, Inc. offers Masterbanking home banking to compete with Visa Interactive. US Order's success will depend in part upon the ability of its strategic partners and customers to successfully compete in the retail interactive applications marketplace. There can be no assurance that US Order or its strategic partners will be able to continue to compete successfully against its existing competitors or new competitors.

     Dependence on Proprietary Technology; Protection of Proprietary Rights

     US Order's success is heavily dependent upon its proprietary technology. Having sold its sole patent to Visa, US Order holds no patents, and existing copyright and trade secret laws afford only limited practical protection for US Order's software. US Order sold a significant portion of its proprietary technology to Visa, and Visa licensed back certain proprietary technology to US Order. While this license agreement gives US Order a worldwide, royalty-free license (exclusive in some cases and non-exclusive in others) to use the transaction processing software owned by Visa, this license does contain certain restrictions on the usage of the licensed technology, including certain restrictions on US Order's sublicensing of such technology for banking applications or financial services. No assurances can be given as to whether any of such restrictions in the licensing agreement from Visa to US Order will adversely affect the operations or business of US Order in the future or the ability of US Order to enter into future strategic alliances.

     US Order regards certain of its interactive applications technologies as proprietary and attempts to protect such technologies and associated smart telephones and transaction processing software. US Order depends in part upon its proprietary technology and know-how to differentiate its products and services from those of its competitors. It relies on a combination of contractual rights and trade secret laws to protect it proprietary technology, and presently expects to seek patent protection for certain other proprietary technologies. There can be no assurance that US Order will be able to protect its technology or that third parties will not be able to independently develop technologies that are substantially equivalent or superior to US Order's technologies. Therefore, existing and potential competitors may be able to develop products that are competitive with US Order's products, and such competition could adversely affect US Order.

     In addition, the laws of some foreign countries do not protect US Order's proprietary rights to the same extent as do the laws of the United States and Canada. Accordingly, US Order relies primarily on trade secret protection and confidentiality and proprietary information agreements to protect its intellectual property. The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on US Order. There can be no assurance that US Order's efforts to protect its intellectual property rights will be successful. Despite US Order's precautions, it may be possible for unauthorized third parties to copy certain portions of US Order's products and services or to obtain and use information that US Order regards as proprietary.

     From time to time, US Order receives communications from third parties asserting that certain features or content of US Order's products infringe upon the intellectual property rights held by such third parties. Although US Order does not believe that its products and services infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against US Order in the future or that any such assertion will not result in costly litigation or require US Order to cease using, or obtain a license to use, intellectual property rights of such parties. In addition, there can be no assurance that such licenses will be available to US Order on reasonable terms.

Technological Considerations

     US Order's business activities are concentrated in fields characterized by rapid and significant technological advances. There can be no assurance that US Order will remain competitive technologically or that US Order's products, processes or services will continue to be reflective of such advances. Failure to introduce new products or product enhancements that achieve market acceptance on a timely basis could materially and adversely affect US Order's business, operating results and financial condition. Many of US Order's competitors and potential competitors have substantial experience and expertise in producing and selling interactive products and services and have significantly greater financial, technological, marketing and research and development resources than US Order.

Management of Growth

     Certain of US Order's key employees have not had experience in managing companies larger than US Order. US Order's ability to manage growth successfully will require US Order to continue to improve its operational, management and financial systems and controls. If US Order's management is unable to manage growth effectively, US Order's business, results of operation and financial condition could be materially and adversely affected.

Dependence on Key Employees

     US Order is highly dependent on certain key executive officers and technical employees, the loss of any of whom could have an adverse impact on the future operations of US Order. Given US Order's stage of development, US Order is dependent on its ability to recruit, retain and motivate high quality personnel. Competition for such personnel is intense, and the inability to attract and retain additional qualified employees or the loss of current key employees could materially and adversely affect US Order's business, operating results and financial condition. While US Order maintains proprietary non-disclosure agreements with all of its key employees, it has an employment agreement with only its President and Chief Operating Officer, John C. Backus, Jr. Additionally, US Order does not maintain "key man" insurance policies on any of its employees nor does it intend to secure such insurance.

Dependence on Foreign Production

     US Order's telephone devices are manufactured or are contemplated to be manufactured by manufacturers with facilities in Hong Kong, Taiwan and the People's Republic of China. The availability or cost of these smart telephones may be adversely affected by political, economic or labor conditions in Hong Kong, including the 1997 return of Hong Kong to China, and by fluctuations in currency exchange rates. In addition, a change in the tariff structure or other trade policies of the United States or countries from which US Order imports products could adversely affect US Order' foreign manufacturing strategies.

Fluctuations in Operating Results

     US Order may experience fluctuations in quarterly operating results due to the size and timing of customer orders or the royalty payments from Visa Interactive, changes in US Order's pricing policies or those of its competitors, new product introductions or enhancements by competitors, delays in the introduction of new products or product enhancements by US Order or by its competitors, customer order deferrals in anticipation of upgrades and new products, market acceptance of new products, the timing and nature of sales and marketing expenses, research and development expenses, other changes in operating expenses, personnel changes and general economic conditions.



                                USE OF PROCEEDS

     The Company will not receive any proceeds resulting from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders." Upon exercise of the Warrants, WorldCorp will receive aggregate consideration of $1,537,500. Upon the exercise in full of Mr. Graham's option, the Company will receive $114,000. There can be no assurance that such exercises will occur.

                              SELLING SHAREHOLDERS

     BNYFC is party to an Accounts Receivable Management and Security Agreement and an Aircraft Parts Security Agreement (together, the "Loan Agreements") each dated as of December 7, 1993, with World Airways. Pursuant to the Loan Agreements, World Airways sold its receivables to BNYFC, and BNYFC agreed to make revolving credit advances to World Airways. To secure such loans, World Airways pledged its interest in certain aircraft parts to BNYFC and granted BNYFC a security interest in such parts, spare parts and accounts receivable. The Loan Agreement expires on January 7, 1998. In connection with the Loan Agreement, WorldCorp entered into the Warrant Agreement with BNYFC.

     In connection with his service as a director of WorldCorp, Mr. Graham was issued the Option to purchase 25,000 Shares at an exercise price of $4.56 per Share. The Option expires on April 1, 2003. The Option is presently exercisable as to 9,374.72 Shares and becomes exercisable as to the balance in 15 monthly installments of 1041.68 Shares, the final monthly installment vesting on October 28, 1996.

     The following table sets forth the name of the Selling Shareholders who are offering the Shares in this offering and the number of Shares of Common Stock being offered in this offering by such Selling Shareholders.

      Name of Selling                                         Shares            After
        Shareholder           Prior to Offering/(1)(2)/       Offered/(3)/      Offering/(1)(3)/
      ----------------        -----------------               -------           --------
                              Shares         Percent                      Shares      Percent
                              ------         -------                      ------      -------
BNY Financial Corporation     250,000/(4)/      1.6%           250,000       0           0%

Patrick F. Graham              50,000/(5)/       *              25,000       25,000      *


* Less than 1%

    1. Any securities that are not issued and outstanding, but that can be acquired by the Selling Shareholder through the exercise of options, warrants or convertible securities, exercisable or convertible within 60 days, are deemed to be outstanding for the purposes of computing the percentage of outstanding securities owned by shareholders holding such options, warrants or convertible securities.

    2. BNYFC will have sole voting and investment power with respect to its shares following exercise of the Warrants. Mr. Graham will have sole voting and investment power with respect to his shares following exercise of the Option.

    3. Assumes the sale of all of the shares of Common Stock being registered herein.

    4. Represents 250,000 shares issuable upon exercise of the 250,000 Warrants issued to BNYFC pursuant to the Warrant Agreement.

    5. Consists of (i) 25,000 shares of Common Stock issuable upon the exercise of stock options granted under the 1988 Stock Option Plan and (ii) 25,000 shares of Common Stock issuable upon the exercise of stock options expiring April 1, 2003.

                              PLAN OF DISTRIBUTION


     This Prospectus covers the sale of up to 275,000 Shares which may be sold following their issuance to the Selling Shareholders pursuant to the exercise of the Warrants or the Option, as the case may be.

     The Selling Shareholders have informed the Company they may sell the Shares being offered hereby in one or more transactions effected on the NYSE or on any other national exchange upon which the Shares may be listed in the future, in the over-the-counter market, or in one or more negotiated transactions, or through a combination of such methods of sale, in each case at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Shares will be listed on the NYSE.

     If any of the Shares included in this Prospectus are sold through broker-dealers, then the Selling Shareholders and any broker-dealers or other persons who participate with them in the distribution of the securities being offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions and discounts received by such broker-dealers, and any profit on the resale of the Shares by such broker-dealers, may be deemed to be underwriting discounts and commissions under the Securities Act.


                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 60,000,000 shares of Common Stock, par value $1.00 per share. Holders of Common Stock are entitled to one vote for each share of Common Stock held. All outstanding shares of Common Stock are fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor. WorldCorp has never paid and does not intend to pay cash dividends in the foreseeable future on its Common Stock. In the event of liquidation, holders of the Common Stock are entitled to receive pro rata any assets distributable after payment of liabilities and the liquidation preference of any shares of any series of preferred stock then outstanding. There are no conversion, preemptive or redemption rights of the Common Stock.

     Under the terms of the Indenture dated as of August 1, 1987 between WorldCorp and Norwest Bank of Minneapolis, N.A. (the "1987 Indenture"), pursuant to which 13 7/8%

Subordinated Notes due 1997 (the "13 7/8% Subordinated Notes") were issued, the Company is generally restricted in its ability to pay dividends or make distributions on its capital stock if: (i) a default or an event of default exists under the 1987 Indenture and is continuing; or (ii) Adjusted Stockholders' Equity (as defined in the 1987 Indenture) is not a positive amount. As of June 30, 1995, Adjusted Stockholders' Equity was not a positive amount.

     In May 1992, the Company issued $65.0 million of Convertible Subordinated Debentures due 2004 (the "7% Convertible Debentures") under an Indenture dated May 15, 1992 between WorldCorp and The First National Bank of Boston (the "1992 Indenture"). The 7% Convertible Debentures are convertible into shares of Common Stock at $11.06 per share, subject to adjustment in certain events, and bear an annual interest rate of 7%. Semiannual interest payments are due on May 15 and November 15. During the second and third quarters of 1992, the Company used $47.1 million of the proceeds from this borrowing to retire a portion of its 13 7/8% Subordinated Notes. Under the terms of the 1992 Indenture, the Company is precluded from paying dividends or making distributions on its capital stock if a default or an event of default exists under the 1992 Indenture and is continuing. The Company is not currently in default under the 1992 Indenture.


      Copies of the 1987 Indenture and the 1992 Indenture are exhibits to the Registration Statement and are incorporated herein by reference.

                                  LEGAL MATTERS


          The validity of the shares of Common Stock being offered hereby will be passed upon by Andrew M. Paalborg, Vice President and General Counsel of the Company.



                                    EXPERTS
                                    -------

          The consolidated financial statements of WorldCorp and its subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, and the related financial statement schedule have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the 1994 consolidated financial statements of the Company refers to changes in the methods of accounting for postretirement benefits other than pensions and income taxes.

          The financial statements of US Order, Inc. as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, and the related financial statement schedule incorporated by reference herein and in the Registration Statement have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representations not contained or incorporated by reference herein must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


         TABLE OF CONTENTS
                                      Page

Available Information                    1
Incorporation of Certain Documents
 by Reference                            1
The Company                              3
Risk Factors                             7
Use of Proceeds                         23
Selling Shareholders                    24
Plan of Distribution                    25
Description of Common Stock             26
Legal Matters                           27
Experts                                 28




                                WORLDCORP, INC.

                                275,000 Shares
                               of Common Stock




                                  PROSPECTUS


                             August __, 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

     Registration fees                         $   983.84
     Legal expenses                            $20,000.00
     Accounting fees and expenses              $ 7,500.00
     Stock Exchange Listing fee                $ 1,500.00
     Total                                     $29,983.84

All such expenses will be borne by the registrant.

Item 15.  Indemnification of Officers and Directors.

          WorldCorp, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of WorldCorp. The statute provides that such indemnification is not exclusive of other rights or indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and Bylaws of WorldCorp provide that WorldCorp shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law.

          WorldCorp is also empowered by Section 102(b) of the Delaware General Corporation Law to include a provision in its Certificate of Incorporation that limits a director's liability to WorldCorp or its stockholders for monetary damages for breaches of his or her fiduciary duty except for (i) a breach of the director's duty of loyalty to WorldCorp or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) improper dividend payments, stock repurchases or redemptions; and (iv) any transaction from which the director derived an improper personal benefit. Article 10 of WorldCorp's Certificate of Incorporation includes such a provision.

          Policies of insurance are maintained by the Company under which directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

          The Company has entered into indemnification agreements with its officers and directors that indemnify such officers and directors to the full extent permitted by law against all expenses, judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or in the right of the Company on account of their service as a director or officer of the Company.

Item 16.  Exhibits
          --------


      4.1 Indenture dated as of August 1, 1987 between WorldCorp, Inc. and Norwest Bank of Minneapolis, N.A., as Trustee. Filed as Exhibit 4.1 to Amendment No. 2 to WorldCorp, Inc.'s Form S-2 Registration Statement (Commission File No. 33-1358276) filed August 13, 1987 and incorporated herein by reference.

     4.2 First Supplemental Indenture dated as of March 1, 1988 between WorldCorp, Inc. and Norwest Bank of Minneapolis, N.A. Filed as
          Exhibit 4.2 to WorldCorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference.

     4.3 Second Supplemental Indenture dated as of February 22, 1994 between WorldCorp, Inc. and Norwest Bank Minnesota, National Association.*


     4.4 Third Supplemental Indenture dated as of March 15, 1995 between WorldCorp, Inc. and Norwest Bank Minnesota, National Association.*

     4.5 Indenture dated as of May 15, 1992 between WorldCorp, Inc. and The First Bank of Boston, as Trustee. Filed as Exhibit 4.2 to WorldCorp, Inc.'s Current Report on Form 8-K filed on July 15, 1992 and incorporated herein by reference.

     4.6 First Supplemental Indenture dated as of February 22, 1994 between WorldCorp, Inc. and The First National Bank of Boston, as Trustee.*

     4.7 Warrant Agreement dated as of December 7, 1993 between BNY Financial Corporation and WorldCorp, Inc. Filed as Exhibit 10.48 to WorldCorp, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 1993 and incorporated herein by reference.

     4.8 Stock Option Agreement dated as of April 1, 1995 between WorldCorp, Inc. and Patrick F. Graham.*

     5.1 Opinion of Andrew M. Paalborg, Vice President and General Counsel of WorldCorp, Inc. dated June 14, 1995.*

     23.1 Consent of KPMG Peat Marwick LLP dated August 21, 1995. (filed herewith)

     23.2 Consent of Andrew M. Paalborg, Vice President and General Counsel of WorldCorp, Inc. (included in the Opinion of Counsel filed as Exhibit
          5.1 hereto).

     24.1 Power of Attorney.*

______________________

*  Previously filed with this Registration Statement


Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

          (1) that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

          (2) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (3) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (4) to file, during any period in which offers or sales are being made, a post effective amendment to the registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (5) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof; and

          (6) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herndon, Virginia, on this 21th day of August, 1995.

                                    WORLDCORP, INC.


                                 /s/ Andrew M. Paalborg
                                   --------------------------------
                                   By: Andrew M. Paalborg, Esq.
                                       Vice President and General
                                       Counsel

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on August 21, 1995.

Signature                        Title
---------                        -----

/s/        *                   Chief Executive Officer,
------------------------       President and Director (Principal
T. Coleman Andrews, III        Executive Officer and Principal
                               Financial and Accounting Officer)


/s/        *                   Chairman of the Board of Directors
-------------------------
William F. Gorog



/s/        *                   Director
-------------------------
James E. Colburn


/s/        *                   Director
-------------------------
Jack F. Kemp



/s/        *                   Director
-------------------------
Patrick F. Graham



/s/        *                   Director
-------------------------
Geoffrey S. Rehnert



/s/        *                   Director
-------------------------
John C. Backus


*By:   /s/ Andrew M. Paalborg
    ----------------------------------
        Andrew M. Paalborg, Esq.
        Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                       DESCRIPTION                             PAGE



23.1                   Consent of KPMG Peat Marwick LLP
                       dated August 21, 1995.